Brain Game LS Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ 519,070	$ 844,014
Cost of Good Sold	445,339	768,102
Gross profit	73,731	75,912
Expenses:		
Equity based compensation	1,700,000	-
Sales and Marketing	8,024	13,225
General and Administrative	2,500	3,112
Research and Development	17,500	12,500
Total Operating expenses	1,728,024	28,837
Interest expense	459	-
Total other expense	459	-
Total expenses	1,728,483	28,837
Net loss	$ (1,654,752)	$ 47,075